February 24, 2025

VIA EDGAR

To:	Ms. Aliya Ishmukhamedova
Mr. Matthew Derby
Ms. Melissa Kindelan
Mr. Chris Dietz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	LZ Technology Holdings Limited
Withdrawal of Acceleration Request for Registration Statement on Form F-1
File No.: 333-276234

Ladies and Gentlemen:

Reference is made to our letter, dated February 21, 2025, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on February 25, 2025. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Very truly yours,

Benjamin Securities, Inc.

By:	/s/ William T. Baker
Name:	William T. Baker
Title:	Chief Executive Officer